October 25, 2024

Shao-Ning Johnny Chou
Chief Executive Officer
BEST Inc.
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou Zhejiang Province 310013
The People   s Republic of China

       Re: BEST Inc.
           Schedule 13E-3 filed October 11, 2024
           File No. 005-90115
Dear Shao-Ning Johnny Chou:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in, and all page references below refer to, the preliminary proxy statement attached as Exhibit
(a)-(1) to the
Schedule 13E-3, unless otherwise indicated.

Schedule 13E-3 filed October 11, 2024
General

1. We note that you have marked your proxy statement as "preliminary" but have not done so with the form of proxy included as Annex G. Please advise or revise.
2. We note multiple references to "special resolutions" in the plural form throughout your preliminary proxy statement. However, your Notice, preliminary proxy card, and answer to the second question on page 20 describe only one special resolution and two ordinary resolutions. Please advise or revise.
Summary Term Sheet, page 3

3. We note the term "Unaffiliated Security Holders" is defined at the bottom of page 12
 October 25, 2024
Page 2

       differently than on pages iv and x of your preliminary proxy statement. Please revise to ensure that the term is used consistently throughout the disclosure document, using a definition that satisfies your obligation to address fairness to unaffiliated security holders, as defined in Rule 13e-3(a)(4).
Questions and Answers About the Extraordinary General Meeting and the Merger, page 20

4. Please revise the answer to the second question on page 22 to address whether abstentions will be counted towards a quorum and to address the effects of broker non-votes.
5. Please revise this section to add a question and answer addressing what consideration security holders may expect to receive in connection with the Merger. Background of the Merger, page 25

6.     We note references to the Preliminary Management Projections throughout this
       section and your reference to "certain adjustments the management team proposed to
       make" to such projections "to reflect, among others, management   s
latest estimates
       based on the Company   s operating results as of and for the year ended
December 31,
       2023 and factors expected to affect future operating results." Please revise your filing to disclose the Preliminary Management Projections or, alternatively, explain such adjustments to the Preliminary Management Projections, quantifying as appropriate.
7.     Refer to the following disclosure in this section indicating that:

             in March 2023, Mr. Chou and representatives of AIL engaged in preliminary discussions of the possibility of taking the Company private with the support of
           AIL; and
             such discussions were resumed in August 2023 when Mr. Chou and Mr. Chow also engaged representatives of CIL, BJ Russell and Denlux to further explore the possibility of AIL, CIL, BJ Russell and Denlux.

       In your response letter, please explain why Mr. Chou and the other reporting persons identified in the Schedule 13D filed on November 3, 2023 did not file a
Schedule 13D
       until that date, when the Consortium Term Sheet was executed. Refer to Exchange
       Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting
       Compliance and Disclosure Interpretations Questions 101.03 and 110.06. Certain Financial Projections, page 39

8. We note your references to the "summary of the Management Projections" in the last paragraph on this page. Please revise to include the full projections instead of a summary.
9. We note the statement in the next section, on page 43 that "[t]he costs associated with the Company being a publicly-listed company, as provided by the management of the
       Company, were excluded from the Management Projections..." Please revise this section where the projections are included to disclose this and any other adjustments or assumptions that have not been disclosed, quantifying as appropriate. October 25, 2024
Page 3

Opinion of the Special Committee's Financial Advisor, page 40

10. For each of the valuation methodologies listed, provide the per share value or ranges of values yielded.
11. Refer to the third bullet point in this section. Please revise to clarify, if true, that Kroll also reviewed the Preliminary Management Projections referenced on page 26 of your preliminary proxy statement.
12. With a view towards disclosure, please describe to us the "certain representations as to
       the Company   s historical consolidated financial information, the
Management
       Projections and the underlying assumptions of such projections" contained in the Management Representation Letter referenced on page 41. See Item 8 of Schedule
       13E-3 and Item 1015(b)(6) of Regulation M-A.
13. Refer to the first paragraph on page 42. Provide more specifics to describe the
       "numerous assumptions" Kroll made in connection with its opinion, with respect to
       "industry performance, general business, market and economic conditions and other matters." In addition, please clarify whether such "numerous assumptions" are included in the assumptions disclosed on page 40 or in the second set of bullet points on page 41, or are additional assumptions underlying the Management Projections that would assist security holders in evaluating Kroll's fairness opinion and analyses.
14.    Refer to the following disclosure at the bottom of page 42: "Kroll   s
opinion was
       furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose..." (emphasis added) Please revise to avoid the implication that shareholders may not rely on the opinion.
15. Refer to the following disclosure on page 47: "Kroll noted that while it reviewed the selected public companies and the selected M&A transactions, it did not select valuation multiples for the Company based on the selected public companies analysis and the selected M&A transactions analysis for the reasons described in the sections entitled 'Selected Public Companies Analysis' and 'Selected M&A Transactions
       Analysis' above, respectively." However, the explanations in the cited sections are brief and generic and common to disclosure about fairness opinion analyses generally, but do not make clear why specifically in this case, such valuation methodologies were disregarded. Please expand to provide more specific disclosure, including why
       Kroll chose to rely on other valuation methods.
The Company's Net Book Value and Net Earnings, page 52

16. Please revise the table beginning on this page to disclose the interest in net book value and net losses before and after the Merger for each affiliate engaged in the transaction, as opposed to just those affiliates who will retain an interest in the Company after the
       Merger. See Instruction 3 to Item 1013 of Regulation M-A.
Interests of the Buyer Group, page 56

17. Refer to the first paragraph in this section. Your statement that "the Buyer Group will own, directly or indirectly, 100% of the equity interest in Parent immediately
 October 25, 2024
Page 4

       following the completion of the Merger" appears inconsistent with the last sentence of this paragraph. In this regard, we note that the persons listed in the last sentence of the paragraph do not include all the persons listed in the definition of the term "Buyer
       Group." Please advise or revise to clarify who will beneficially own an interest in
       Parent following the Merger.
Financial Information, page 95

18.    We note that the Schedule 13E-3 incorporates by reference the Company
s financial
       information in order to satisfy the disclosure obligations under Item 13 of Schedule
       13E-3, and the summary of such information is provided in this section of the preliminary proxy statement. Please revise this section to also include noncurrent liabilities, as described in Instruction 1 to Item 13 of Schedule 13E-3,
Item 1010(c)(1)
       of Regulation M-A, and Item 1-02(bb)(2) of Regulation S-X.
Security Ownership of Certain Beneficial Owners and Management of the Company, page
101

19. Refer to the following statement on page 60 of your preliminary proxy statement:
       "Shares that are beneficially owned by the executive officers, directors and affiliates of the Company or for which the executive officers, directors and affiliates of the
       Company have proxy authority, including Shares beneficially owned by those who are
       Rollover Shareholders, represent approximately 96.0% of the voting rights attached to all the outstanding Shares as of the date of this proxy statement." With a view towards disclosure, please explain to us why the line for Directors and Executive Officers as a
       Group in the table on this page reflects 47% of the voting power for such group instead of 96.0%.
Annex E, page E-1

20. We note that some filing persons appear to be missing from Annex E, such as The
       2012 MKB Irrevocable Trust, Ting Childrens Irrevocable Trust, Ting Family Trust,
       Hong Chen, and Sau Hung Kiu. Please either add these and any other missing filing persons to Annex E or revise the title of Annex E to accurately reflect its content.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at
202-551-3263.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions